Room 4561
Via fax (508) 435-7954

August 2, 2007

Joseph M. Tucci
Chairman, President and CEO
EMC Corporation
176 South Street
Hopkinton, MA 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File no. 1-09853**

Dear Mr. Tucci:

We have reviewed your response letter dated June 7, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 41

1.   We note your response to prior comment 1 where you indicate that the Company's overall goal is profitable growth. Your disclosures in the Company's Form 10-K further indicate that the Company has been primarily focused on growing revenues by "enhancing and expanding our portfolio of offerings to satisfy our customers' information infrastructure requirements." We further note from your business discussion that the Company introduced several new products throughout

throughout the year. Considering these new product offerings are essential to the Company achieving their overall goals, it would seem that an enhanced discussion of those new product offerings that contributed significantly to revenues during the year would be beneficial to investors and would serve to provide context for the remainder of your MD&A, particularly in your results of operations discussions where, throughout, you attribute the increase in revenues to greater demand due to a broadened product portfolio. Further, you should consider enhancing your Introduction paragraph to include a discussion with regards to Management's intention to continue this trend of future product offerings and increased R&D expenditures assuming you anticipate such projects will have a material impact on the Company's future results of operations. Please revise your disclosures beginning in your next Form 10-Q filing or tell us why you believe such revisions are not necessary.

Results of Operations, page 19

2.   We note your response to our prior comment 3 where you indicate that the Company believes you have quantified the sources that contributed to material changes as for example; you provided a breakdown of revenue between systems, software license and service revenue. While we note your discussion of the revenue by segments and the further discussion between systems, software and services, the Staff continues to believe that your disclosures could be further enhanced to explain the reasons for the changes and quantify such changes, where applicable. For example, we note that information storage systems revenues increased "due to greater demand for these products attributable to wider acceptance of information lifecycle management-based solutions, a broadened product portfolio, increased demand for IT infrastructure and new and enhanced distribution channels." Did any of these factors play a more significant role in your revenue growth? If so, quantify the percentage of revenue growth attributable to such factor? Also, which new product offerings were the chief drivers behind this revenue growth? How many new distribution channel partners were added during the year? As another example, we note your disclosures on page 23 where you indicate that in addition to incremental stock-based compensation expense, R&D expenses increased in 2006 compared to 2005 due to increased investments to support new product development and incremental R&D efforts resulting from the acquisitions of RSA in 2006 and Smarts and Captiva in 2005. How much of the increase is attributable to these efforts? Please revise your disclosures in future filings to better explain and quantify the various factors contributing to the changes in your operations. In this regard, we refer you to the revised disclosures included in VMware's Form S-1/A filed on June 11, 2007 as example.

Consolidated Income Statements, page 41

3.   We note from your disclosures in Note A as well as in your response to prior
        comments 4 – 6 that the Company has certain multiple element arrangements for
        which you do not have VSOE or VOE for all undelivered elements. Tell us how
        revenues from these transactions are reflected in your income statement (i.e.
        product or services). Where there is a lack of VSOE of fair value among the
        arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee
        for recognition purposes. Absent a compelling argument under GAAP and Rule
        5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the
        income statement you should amend your presentation to include separate
        revenue, and related cost of revenue, line items for bundled arrangements that are
        not separable because of the absence of VSOE or VOE for the undelivered
        elements. You should also include a footnote description to inform investors of
        the nature of the additional line item.   Please also describe to us other possible
        allocation methodologies for income statement presentation purposes that you
        considered but rejected.

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

4.   We note your response to our prior comment 5 where you indicate that the
        Company determines VSOE of fair value for its maintenance contracts using
        either "substantive" renewal rates stated within your contracts or actual renewals
        of contracts, provided they are "within a narrow range." Please explain further
        what you mean by the terms "substantive" renewal rates and "narrow range." In
        addition, for those contracts that include stated renewal rates, tell us what
        percentage of the contracts actually renew at such rates. We further note that in
        your Information Storage segment, the Company establishes VSOE based on the
        "average rate of maintenance as a percentage of the price of the software license."
        This method appears to differ from the method used in your other segments (i.e.
        based on actual renewals within a narrow range). Does the range of rates vary
        significantly from customer to customer in this segment? Please tell us what
        range of rates you offer for maintenance in your Information Segment and explain
        why your method for establishing VSOE differs in this segment.

5.   We further note that VSOE for professional services is determined based on the
        rates realized for standalone professional services contracts or a "renewal rate
        specified" in a contract. Please explain the circumstances in which a contract
        would include a renewal rate for professional services. For VSOE based on
        standalone contracts please compare the services provided on a stand-alone basis
        to those services that are provided with your product sales and explain why you

believe the rates charged constitute VSOE for professional services provided in multiple-element arrangements.

Note N: Stockholders' Equity

Impact of Adopting SFAS 123R, page 80

6.   We note your response to prior comment. 9 where you indicate that the Company followed the Resource Group's guidance in recording a cumulative effect adjustment to recognize compensation costs previously recorded in the Company's pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006. While we note your adjustment includes an increases to inventory, software development costs and accrued warranty expenses, at its July 1, 2005 meeting, the Resource Group concluded that upon adoption under the modified prospective method, the balance sheet should be adjusted with a corresponding adjustment to additional paid in capital for the impact of the pro forma assets. Tell us how you considered revising your presentation accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief